Marc A. Recht

T: +1 617 937 2316

mrecht@cooley.com

November 25, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Suzanne Hayes, Assistant Director

Re:                             Eagle Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted October 21, 2013

CIK No. 0000827871

Dear Ms. Hayes:

Enclosed on behalf of our client, Eagle Pharmaceuticals, Inc. (the “Company”), is a revised confidential draft registration statement on Form S-1 (“Revision No. 1”).  Revision No. 1 updates the Company’s confidential draft registration statement on Form S-1 (the “Confidential Draft Registration Statement”) originally submitted confidentially to the Securities and Exchange Commission (the “Commission”) on October 21, 2013.  The copy of Revision No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Confidential Draft Registration Statement.

Revision No. 1 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated November 15, 2013 with respect to the Draft Registration Statement (the “Comment Letter”).  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.  Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Revision No. 1.

Staff Comments and Company Responses

General

1.              Please note that when you file a pre-effective amendment containing pricing relating-relating information, we may have additional comments. Pricing-relating information must be filed prior to circulating the prospectus. Please ensure that your price range is bona fide. We interpret this to mean that your range may not exceed $2 if your price is below $20 and 10% if you price above $20.

Response:  The Company acknowledges the Staff’s comment.

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

2.              Please provide us with a copy of all graphic materials or artwork you intend to include in your prospectus. We may have comments, which you should address before printing your preliminary prospectus for distribution.

Response:  The Company acknowledges the Staff’s comment and will include the proposed artwork in one or more pre-effective amendments to the Registration Statement.

3.              We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the majority of the exhibits not filed with the Confidential Draft Registration Statement are being filed with Revision No. 1.  The Company will provide the remaining exhibits as promptly as possible.

4.              We note that you intend to seek confidential treatment for several of your exhibits. Please note that comments on your confidential treatment request will be sent under separate cover.

Response:  The Company acknowledges the Staff’s comment.

5.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that as of the date of this response letter, neither the Company nor any person acting on its behalf has presented any communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide the Staff such communications to the extent applicable. The Company does not anticipate that any research reports will be published or distributed by any broker or dealer participating in its offering in reliance on Section 2(a)(3) of the Securities Act; however, if such research reports are published or distributed, the Company will provide such research reports to the Staff.

6.              Please include audited financial information for the fiscal year ended September 30, 2013 in your next filing as your registration statement cannot be declared effective without them. Refer to Item 3-12(b) of Regulation S-X.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 59 and the F-pages of Revision No. 1.

Summary

Overview, page 1

7.              We note your statement that your “disclosed product portfolio includes two approved products and six advanced product candidates.” You should describe all material products and product candidates. We also note your disclosure relating to additional products in your portfolio on page 90. Please either confirm that none of these candidates are material or expand your disclosures to describe the other products that are material. To the extent you have invested material amounts in developing these candidates or in obtaining rights related to them, you should expand your disclosures accordingly.

Response:   The Company acknowledges the Staff’s comment and confirms that all material products and product candidates have been described the registration statement.  Any product candidates that are not described are in the early stages of development and are not material to the business of the Company.  The Company confirms that it has not invested material amounts in the research and development of any product candidates that are not described in the registration statement.

8.              Please revise your disclosure here and throughout the document to make it clear that you do not plan to commercialize one of your approved products (EP-2101) in the United States.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 12, 16 and 71 of Revision No. 1 to provide additional disclosure that the Company does not currently have plans to commercialize EP-2101 in the United States.

9.              Please provide some support for your assertion that you anticipate sales of Bendamustine to continue to grow substantially.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Revision No. 1 to clarify that the Company’s estimates are based on recent market research and has supplementally provided the requested information under separate cover to Ms. Hayes.

10.       We note your statement in the footnote to the table on page 2 that some of the branded sales amounts are based on management’s estimates. Supplementally explain how you have estimated these amounts.

Response:   The Company acknowledges the Staff’s comment and has supplementally provided the requested information under separate cover to Ms. Hayes.

11.       We note your reference to your “unique business model.” Please explain what makes it unique. For example, are you the only company focused on commercializing injectable products using 505(b)(2)?

Response:   In response to the Staff’s comment, the Company has removed the reference to “unique” on page 72 and has revised the disclosure on pages 2 and 76 of Revision No. 1 to replace the phrase “unique business model” with “differentiated business model as compared to generic and branded specialty pharmaceutical drug companies.”  A generic drug company must either (i) wait for the innovator’s patents to expire or to be proven invalid to gain market entry or (ii) choose to enter the market at risk of patent infringement. Patent invalidity challenges are time consuming and complex, and outcomes are uncertain. Compared to the abbreviated new drug application, or ANDA, regulatory pathway, which is only available for generic drugs that are the same as, and bioequivalent to, the branded reference drug, the 505(b)(2) regulatory pathway enables the Company to more broadly modify its drugs while still relying on the safety and efficacy data supporting approval of the branded reference drug. The Company is therefore able to design its products in an effort to avoid infringing existing patents covering the branded reference drug, which the Company believes in many cases will allow it to enter the existing market earlier than applicable generic drugs. In addition, the Company’s drugs that it expects to be approved under the 505(b)(2) regulatory pathway are not precluded from marketing during the 180-day exclusivity period that the first ANDA holder(s) may enjoy under the Hatch-Waxman Act. Likewise the Company believes it is differentiated from branded specialty pharmaceutical companies because it utilizes the 505(b)(2) pathway to improve existing injectable products. Section 505(b)(2) permits the submission of a New Drug Application where at least some of the information required for approval comes from studies that were not conducted by, or for, the applicant and on which the applicant has not obtained a right of reference. The 505(b)(2) pathway enables the Company to reference published literature and/or the FDA's previous findings of safety and effectiveness for the branded reference drug. This approach significantly reduces the time, expense and risk typically associated with specialty pharmaceutical drug development. Based on this strategy, and the fact that it is not employed by generic companies or by other specialty pharmaceutical companies known to the Company, the Company believes that its business model is, in fact, differentiated.

The Offering, page 6

12.       Please indicate on this page what percentage of the shares of your common stock will be owned by non-affiliates after completion of the offering.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 6 of Revision No. 1 and will provide this information as promptly as possible once the Company has determined the number of shares of common stock to be offered in the offering.

Risk Factors

We have incurred significant losses since our inception, page 10

13.       Please revise this risk factor to explicitly state that you believe that based on current projections you may only have cash flows sufficient to fund your operations through the third quarter of 2015.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 10 of Revision No. 1 to include the additional disclosure on the Company’s current cash flow projections.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, page 63

14.       Please describe what the Prescription Drug User Fee Act is and why it is important.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Revision No. 1 to describe how the Prescription Drug User Fee Act governs the FDA’s response time to filed New Drug Applications.  The Company directs the Staff to the disclosure on page 96 of Revision No. 1 for a more detailed discussion of the implications of the Prescription Drug User Fee Act on the FDA’s review of NDAs.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 73

15.       You disclose on page F-25 that you have 5,453,303 options outstanding at a weighted average exercise price of $.88 per share at June 30, 2013. Please disclose a table that provides the following information related to your options granted: the date of grant, number of shares underlying options granted, exercise price per share, and the estimated fair value of the underlying shares of common stock subsequent to June 30, 2012. Provide us with the objective evidence and analysis which supports your determination of the fair value at each grant date. We will evaluate your disclosures relating to equity issuances once an IPO price has been determined.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 69 of Revision No. 1 to provide detailed information for all options granted since June 30, 2012.

16.       On page F-15 you disclosed that the expected stock price volatility was determined by examining the historical volatilities for industry peers as you did not have any trading history for your common stock. Please provide us the guideline public companies that you selected and what similarities existed between you and the guideline public companies selected such as the number of products, types of products, size, working capital, liquidity, etc. Specify any adjustments that were made to reflect differences between you and the public companies selected. Disclose the methodology used to determine your expected volatility factor from the data obtained for the selected companies.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 69 of Revision No. 1 to describe the guidelines for selecting industry peers in calculating expected stock price volatility.

17.       Please note the following once your IPO price has been determined:

•                  Please disclose the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

•                  Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

•                  Confirm that no additional equity issuances were made subsequent to the latest balance sheet or provide additional disclosure in that regard.

•                  We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

Response:   The Company acknowledges the Staff’s comment and will provide this information as promptly as possible once the Company has determined its IPO price.

Business

Validated Business Model, page 80

18.       Please describe what the impact will be on you when your competitors are able to receive full approval and commercialization of their undifferentiated ANDAs on June 30, 2014.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Revision No. 1 to describe the anticipated impact on the Company’s business of the Company’s competitors entering into the argatroban market, including reduced market share and lower product prices.

Limitations of Dantrium and Revonto, page 84

19.       Please disclose what the “detrimental secondary physiological consequences” are that may result and what the “certain circumstances” are when these side effects may occur.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 81 of Revision No. 1 to describe pulmonary edema and extravasation as the adverse events that can result from the higher volume of fluid.

EP-2101, page 90

20.       Please revise this discussion to disclose when you intend to launch EP-2101 in Europe and why you do not plan to commercialize this product in the United States.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 86 of Revision No. 1 to clarify that it cannot anticipate when it will enter the European market and to include disclosure describing the reasons why the Company does not plan on commercializing EP-2101 in the United States.

License and Development Agreement with the Medicines Company, page 94

21.       Please expand the third paragraph to explain if you share gross profits equally with Sandoz and The Medicines Company. If the profits are not shared equally, please revise to explain how they are divided the profits.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 90 of Revision No. 1 to specify that the Company’s profit splits with the Medicines Company are a percentage in the mid double digits.  The Company has separately requested confidential treatment for this agreement, including the profits split between the parties, and believes that public disclosure of this term with greater specificity than already provided would be detrimental to the business of the Company by disclosing sensitive information and by restricting its flexibility and leverage in future negotiations. The Company requests that further specificity not be required because it believes that the disclosure provided in Revision No. 1, coupled with the financial information about the Company’s relationship with the Medicines Company, provides enough detail to allow investors to adequately assess the Company’s economic arrangement with the Medicines Company.

Settlement Agreement and Related Supply Agreement with Sandoz, page 94

22.       Please revise the statement that Sandoz is obligated to pay you a majority of the net profits for all Authorized Generic product sold by Sandoz to more clearly explain how much of the net profits Sandoz is obligated to pay you. If this is competitively harmful information, you may disclose a range of not more than 10 percentage points rather than the exact allocation.

Response:   The Company acknowledges the Staff’s comment but has not revised the disclosure on page 91 of Revision No. 1 to provide additional disclosure on the profits split with Sandoz.  The Company has separately requested confidential treatment for this agreement, including the profit split between the parties, and believes that public disclosure of this term with greater specificity than already provided would be detrimental to the business of the Company by disclosing sensitive information and by restricting its flexibility and leverage in future negotiations. The Company requests that further specificity not be required because it believes that the disclosure provided in Revision No. 1, coupled with the financial information about the Company’s relationship with Sandoz, provides enough detail to allow investors to adequately assess the Company’s economic arrangement with the Sandoz.  Furthermore, given the nature of the information, disclosing a range for the profit split, even within 10 percentage points, would effectively disclose the terms of the arrangement for which the Company is requesting confidential treatment.

Development and License Agreement with SciDose (argatroban and bivalirudin), page 95

23.       Please revise to be more specific with respect to the royalty arrangements. “Mid double digits” and “low to mid double digits” does not provide sufficient information. If the exact percentage is competitively harmful information and you intend to seek confidential treatment for this information, please provide a range of not more than 10 percentage points.

Response:   The Company acknowledges the Staff’s comment but has not revised the disclosure on page 92 of Revision No. 1 to provide additional disclosure on the royalty and milestone payments due to SciDose.  The Company has separately requested confidential treatment for this agreement, including the royalty and milestone payments due to SciDose, and believes that public disclosure of these terms with greater specificity than already provided would be detrimental to the business of the Company by restricting its flexibility and leverage in future negotiations. The Company requests that further specificity not be required because it believes that the disclosure provided in Revision No. 1, coupled with the financial information about the Company’s relationship with the SciDose, provides enough detail to allow investors to adequately assess the Company’s economic arrangement with SciDose.  Furthermore, given the nature of the information, disclosing a range for the royalty and milestone payments, even within 10 percentage points, would effectively disclose the terms of the arrangement for which the Company is requesting confidential treatment.

Government Regulation, page 98

24.       Please define the acronym “IND” in its first instance of use.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 95 of Revision No. 1.

Note 12. License Agreements of Development and Commercialization Rights

Commercialization Rights, page F-28

25.       Please revise your disclosure to clarify the nature of the underlying events which trigger the $13 million in potential milestones as “upon the achievement of certain goals” is vague. Separately disclose each individually material milestone payment. Refer to ASC 605-28-50-2. Also clarify the status of the agreement and the amount recognized for each period presented.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page F-26 of Revision No. 1 to describe the arbitration settlement related to this agreement.  As a result of the settlement, the Company terminated the agreement and no additional payments will be received or revenues will be recognized from this agreement.

26.       Regarding your September 2009 licensing agreement, please clarify the status of the licensing agreement and why no amounts were recognized in periods subsequent to September 30, 2011, if true, or disclose the amounts recognized for each period presented.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page F-26 of Revision No. 1 to clarify that no further amounts will be recognized from this agreement because the milestone set forth in the agreement were not met.

Note 13. Asset Sales, page F-30

27.       You indicate that you cannot estimate the outcome of the litigation with Hikma. Regarding possible interest and damages, provide the disclosure required by ASC 450-20-50-4.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of Revision No. 1 to describe the treatment as of September 30, 2013 of the $3.5 million accrued under the agreement as part of deferred revenue.

28.       Please revise your disclosure to explain the facts and circumstances that would require $5.7 million related to divesting another non-core product in 2010 to be refunded as “under certain circumstances” is vague. Also revise to clarify the nature of the underlying events which trigger the $1.5 million that may be received as “dependent on certain events” is vague.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of Revision No. 1 to describe the circumstances under the Company would be obligated to return the milestones it has received under the agreement to the licensor and to describe the circumstances under which the Company would be entitled to additional milestones in the future.

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The Company respectfully requests the Staff’s assistance in completing the review of the Confidential Draft Registration Statement and Revision No. 1 as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding Revision No. 1 or this response letter to me at (617) 937-2316.  Thank you.

Sincerely,

/s/ Marc A. Recht

Marc A. Recht

cc:                                Scott Tarriff, Eagle Pharmaceuticals, Inc.

David Riggs, Eagle Pharmaceuticals, Inc.